FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                             For February 27, 2003
                        Commission File Number: 0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
           Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku,
                             Tokyo 101-0054, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes [ ] No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


     Exhibit           Date       Description of Exhibit

       1-1       02/26/2003       IIJ Announces Issuance of New Shares
                                  --(English Press Release)

       1-2       02/26/2003       REGARDING THE ISSUANCE OF SHARES THROUGH THIRD
                                  PARTY ALLOCATION
                                  --(Translation of Japanese Press Release)

        2        02/27/2003       PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF
                                  DIRECTORS CONCERNING THE ISSUANCE OF SHARES
                                  THROUGH THIRD PARTY ALLOCATION
                                  --(Translation of Japanese Statutory Notice)



     The new shares referenced in the statutory notice attached hereto have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Act") and may not be offered and sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the Act.








                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.

Date: February 27, 2002               By:   /s/ Koichi Suzuki
                                         --------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

EXHIBIT 1-1

                                                   For inquiries please contact:
                                                                    Junko Higasa
                                             IIJ Investor/Media Relations Office
                                            ir@iij.ad.jp or +81-3-5259-6500(Tel)


                      IIJ Announces Issuance of New Shares

TOKYO, February 26, 2003 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI), Japan's leading Internet access and comprehensive network solutions provider, today announced that its board of directors has approved the issuance of 6,520 new shares of common stock at a price of JPY 690,657 per share in a proposed private placement to third parties conducted entirely in Japan. The subscription and payment date for the new shares is expected to be March 20, 2003. Additional details of the proposed issuance have not yet been determined.

"The issuance of new shares is part of our previously announced plans to increase our capital base. We expect that the proposed issuance allows IIJ in the implementation of its growth strategy in order to take full advantage of the rapidly growing broadband market in Japan," said Koichi Suzuki, President and CEO of IIJ.

Statutory notice regarding this board resolution will be published in the Nikkei newspapers on February 27, 2003, JST. The new shares to be offered have not and will not be registered under the United States Securities Act of 1933, as amended, (the "Act") and may not be offered and sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the Act.


About IIJ
Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

The statements within this release about a proposed share issuance may constitute forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

EXHIBIT 1-2
--(Translation of Japanese Press Release)

                                                               February 26, 2003

         REGARDING THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION

     The board of directors of the Internet Initiative Japan Inc.(IIJ, Chiyoda-ku, Tokyo, President: Koichi Suzuki) adopted a resolution for the issuance of new shares through third party allocation as set forth below:

                                     NOTICE

     1.   Number of Shares to be Issued: 6,520 shares of common stock

     2.   Issue Price: JPY690,657 per share

     3. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares: JPY345,328 per share

     4.   Date for Application: March 20, 2003 (Thursday)

     5.   Date for Payment: March 20, 2003 (Thursday)

     6.   Method of Allocation:

          The new shares to be issued shall be allocated to certain third parties.

     7.   Commencement Date for Calculation of Dividend:
          October 1, 2002 (Tuesday)

EXHIBIT 2
--(Translation of Japanese Statutory Notice)

             PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                                   CONCERNING
              THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION

                                                               February 27, 2003

                                                    13, Kandanishiki-cho 3-chome
                                                               Chiyoda-ku, Tokyo
                                                  Internet Initiative Japan Inc.
                                                                 (the "Company")
                                          Koichi Suzuki, Representative Director

To Our Shareholders:

On February 26, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

                                     NOTICE

     8.   Number of Shares to be Issued: 6,520 shares of common stock

     9.   Issue Price: JPY690,657 per share

     10. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares: JPY345,328 per share

     11.  Date for Application: March 20, 2003 (Thursday)

     12.  Date for Payment: March 20, 2003 (Thursday)

     13.  Method of Allocation:
          The new shares to be issued shall be allocated to certain third parties.

     14.  Commencement Date for Calculation of Dividend:
          October 1, 2002 (Tuesday)